CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

29th November 2005

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Disclosure of share interest	28/11/2005

Yours faithfully,

Krupali Patel

Catlin Group

Print

REG-Catlin Group Limited Disclosure of share interest
Released: 28/11/2005

RNS Number:7451U
Catlin Group Limited
28 November 2005

Catlin Group Limited

DISCLOSURE OF SHARE INTEREST

Catlin Group Limited, on 25 November 2005, received notification that clients of Franklin Resources, Inc. and its affiliates, which include Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc. are interested in 5,166,059 shares or 3.31%. This is a decrease of 2,517,164 shares or 1.62% since the previous disclosure. The registered holders are Bank of New York, London, with 4,485,807 shares or 2.88% and Chase Nominees Ltd, London, with 680,252 shares or 0.43%.

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HOLPUGRUGUPAGUR